Filed by Johnson & Johnson pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.Subject Company:  Guidant Corporation
Commission File No.:  001-13388

This material is not a substitute for the prospectus/proxy statement Johnson & Johnson and Guidant Corporation will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant Corporation with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations, or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant Corporation and their ownership of Guidant stock is set forth in the proxy statement for Guidant Corporation's 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

The following is a document made available on Johnson & Johnson's website.

Q.	Please comment on the timing of the Guidant transaction.

A.	We are expecting the Guidant transaction to proceed along the following timeline. These are our current estimates of timing and are subject to change without notice.

	ESTIMATED DATE	STATUS

Merger Agreement Filing - 8K	4Q’04	Filed
Hart-Scott-Rodino Filing	1Q’05
European Union Filing	1Q’05
S-4 Filing	1Q’05
Proxy Statement/Prospectus (Mailed to Guidant Shareholders)	1Q’05
Guidant Shareholder vote	2Q’05
Closing	3Q’05

Q.	What are the closing conditions for the Guidant transaction?

A.	The Board of Directors of Johnson & Johnson and Guidant have each approved the transaction. The transaction is subject to approval under the Hart-Scott-Rodino Anti-trust Improvements Act and under the European Commission Merger Regulation. It must be approved by holders of a majority of the outstanding shares of Guidant common stock. The transaction is also subject to other customary closing conditions.

Q.	Are there any specific material adverse events that could still affect the Guidant deal?

A.	The agreement has customary closing conditions. The prospectus/proxy statement we will be filing with the SEC will describe things in better detail.

Q.	What are the mechanics for shareholders to exchange their shares?

A.	After the merger is completed, the exchange agent will send a letter of transmittal to each former Guidant stockholder. The transmittal letter will contain instructions for exchanging shares of Guidant common stock for cash and shares of Johnson & Johnson common stock as provided in the Merger Agreement.

This material is not a substitute for the prospectus/proxy statement Johnson & Johnson and Guidant Corporation will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant Corporation with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations, or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant Corporation and their ownership of Guidant Corporation stock is set forth in the prospectus/proxy statement for Guidant’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.